May 26, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Phunware, Inc.
Registration Statement on Form S-3
File No. 333-296127

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on May 28, 2026, or as soon thereafter as is practicable.

Please contact Jeff McPhaul with Winstead PC at (214) 745-5394 once the Registration Statement is declared effective.

PHUNWARE, INC.

By: /s/ Dmitry Kroshka______________
Dmitry Kroshka
Chief Executive Officer